

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 28, 2018

Joel Silver
President and Chief Executive Officer
DAVIDsTEA Inc.
5430 Ferrier
Mount-Royal, Québec, Canada, H4P 1M2

> **Re:** **DAVIDsTEA Inc.**
> **Form 10-K for the Fiscal Year Ended January 28, 2017**
> **Filed April 13, 2017**
> **File No. 1-37404**

Dear Mr. Silver:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Howard Tafler, Chief Financial Officer